Exhibit 99.1

Maris-Tech Wins First Major U.S. Customer; Receives Purchase Order

from Top Surveillance Manufacturer for $300,000

The leading surveillance manufacturer is the Company’s first significant direct customer in the United States

REHOVOT, Israel, April 19, 2022 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech”), a B2B provider of intelligent video transmission technology, today announced it has received a $300,000 purchase order from a leading manufacturer and distributor of advanced, high resolution surveillance equipment. The order represents the first significant direct customer of the Company in the United States.

“A key goal for Maris-Tech in 2022 is to establish a footprint in the North American market with a specific focus on the U.S. market, and this purchase order is an important milestone achievement toward meeting our goal,” said Israel Bar, CEO of Maris-Tech. “We believe that the new order also demonstrates our customer’s confidence in the quality of our advanced ultra-low latency video streaming and real-time analytics solutions. I want to thank Avi Gilor, our recently appointed North American marketing manager, for his role in raising our awareness in the U.S. market and accelerating our direct sales efforts.”

The purchase order was received for a new Maris-Tech product, Amethyst. Amethyst is based on the Company’s Jupiter-Nano technology and uses a 4/5G cellular modem, guaranteeing high-quality, narrow-band and ultra-low-latency video streaming over cellular networks.

Maris-Tech’s Jupiter platform delivers real-time intelligence gathering and analytics based situational awareness capabilities. Jupiter features intelligent video transmission technologies with high quality video, superior energy efficiency, and miniaturized form factor that is suitable for a wide range of platforms and applications.

Amethyst will be marketed for defense and surveillance applications that seek to use advanced video display and digital recording systems in low latency.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the acceleration of our direct sales efforts in the United States, the potential demand for Amethyst and the marketing of Amethysto defense and surveillance applications. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Registration Statement on Form F-1, as amended, filed with the SEC related to our initial public offering and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Dave Gentry, CEO

RedChip Companies

MTEK@redchip.com

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Michal Efraty,

Adi and Michal PR- IR

Investor Relations, Israel

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